Mail Stop 4561

March 3, 2008

Mr. Mark H. Kreloff
Chief Executive Officer
CrowdFunder, Inc.
2401 Broadway Street
Boulder, CO 80304

> **Re:** **CrowdFunder, Inc.**
> **Amendment No. 2 to Form SB-2 Registration Statement on Form S-1**
> **Filed February 8, 2008**
> **File No. 333-147918**

Dear Mr. Kreloff:

We have reviewed your filing and have the following comments.

General

1.   Your registration statement purports to cover, among other things, the resale of approximately 3.2 million shares of common stock held by your affiliates, including affiliates of your principal shareholder, Waveland Colorado Ventures. This amount appears to represent more than seven times the number of outstanding shares of common stock held by non-affiliates. Furthermore, almost nine percent of these 3.2 million shares were issued in transactions completed subsequent to the filing of your registration statement, and many of these affiliates are also affiliates of Segerdahl & Company, a registered broker-dealer. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, and the nature of the offering and these selling security holders, the transaction with respect to these 3.2 million shares appears to be a primary offering. Since you are not eligible to use Form S-3, it appears that you are not eligible to conduct a primary offering on a delayed or continuous basis with respect to these shares under Rule 415(a)(1)(x) and must file a registration statement for sales of these shares held by affiliates at the time of each proposed sale. Furthermore, we believe that these affiliates should be named as underwriters in each such distribution, and that you should set a fixed price at the time of each such distribution.

2.   If you disagree with our analysis, please advise the staff of the company's basis for determining that the transactions with respect to these affiliate shares are appropriately characterized as a transactions that are eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationship among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that are returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

3.   We note that your sales of securities on December 17, 2007 and January 16, 2008 were not completed before the filing of this registration statement. As such, you do not satisfy the requirements of Rule 152, and it appears that the recently completed transactions and the transactions which are the subject of the registration statement are two parts of a multi-step distribution by the company. Further, the unregistered issuances appear to have involved a public offering because the issuances occurred concurrently with public solicitation for investors by means of the registration statement. In preparing your response to this comment, please consider the impact of the public offering that was associated with the unregistered issuances. In particular, evaluate the potential effects of contingencies associated with an inability to demonstrate that the unregistered issuances did not involve a public offering. Provide appropriate disclosure, as applicable, in risk factors, the contingencies section of management's discussion and the contingencies and liabilities section of your financial statement notes. You also appear to have similar liability with respect to your ongoing offering begun in October 31, 2007, which did not terminate by its terms until January 31, 2008. With respect to this offering, please see comment seven below.

Prospectus Summary

The Offering, page 2

4. You state here that you are registering the offer and sale of 3,241,023 shares of common stock, and on the cover page of the prospectus you state that you are registering the offer and sale of 3,242,032 shares of common stock. Please explain this discrepancy or revise your document accordingly.

Selling Shareholders, page 46

5. Please provide a description of the transactions in which each selling security holder acquired the securities specified in the registration statement, and describe any other material transactions and relationships between the company and each selling security holder during the past three years. See Item 507 of Regulation S-K or other applicable rule. In this regard, your disclosure in the first paragraph does not appear to be complete. For instance, with respect to the 1,999,800 shares of common stock issued in connection with the Fairground Media transaction, you do not identify the selling security holder who participated in that issuance or give any details with respect to the transaction in this section. Also, you describe the December 17, 2008 issuance of 275,232 shares of common stock, but you do not identify the selling security holders who purchased in that offering, nor do you describe the subsequent placement of shares to these same persons on January 16, 2008.

Financial Statements

6. Please amend your filing to include appropriately updated financial statements. See Rule 8-08 of Regulation S-X. In addition, disclosure throughout your filing should be updated to conform to the additional information that will be provided in your updated financial statements.

Part II

Recent Sales of Unregistered Securities, page II-1

7. We note your disclosure regarding the issuance of 76,000 shares of your common stock on October 31, 2007. Based on the terms of the Subscription Agreement and Letter of Intent filed as Exhibit 4.3 and the disclosure in this Prospectus, it appears that you failed to raise the minimum offering amount required to complete the offering by the termination date, January 31, 2008. Please advise whether you promptly refunded the subscription amount to the investor pursuant to the terms of the subscription agreement and the requirements of Exchange Act Rule 10b-9. Also, please provide us with a copy of the private placement

memorandum, placement agent agreement, escrow agreement or any other offering documents used in connection with this offering.

Exhibits

Legal Opinion

8.   Please provide an updated legal opinion reflecting the updated number of securities and any other new information concerning the validity of the securities and their issuance.

*****

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535, or David Orlic at (202) 551-3503. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (303) 223-8032
Ricard D. Lundberg, Esq.
Brownstein Hyatt Farber Schreck, P.C.